UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

ENDESA, S.A. (Name of Subject Company)

     ACCIONA, S.A.
FINANZAS DOS, S.A.
ENEL SOCIETÀ PER AZIONI
ENEL ENERGY EUROPE SOCIETÀ A RESPONSABILITÀ LIMITATA
(Name of Person Filing Statement)

Ordinary shares, nominal value €1.20 each
American Depositary Shares, each representing the right to receive one ordinary share
(Title of Class of Securities)

00029274F1 (CUSIP Number of Class of Securities) _______________

Acciona, S.A.	ENEL Società per Azioni
Avenida de Europa, 18	Viale Regina Margherita 137
Empresarial La Moraleja, Alcobendas	00198 Rome, Italy
Madrid, Spain 28108	Attention: Department of Corporate Affairs
Attention: Jorge Vega-Penichet	+39 06830 52783
+34 91 663 2850

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:
Wachtell, Lipton, Rosen & Katz	Simpson Thacher & Bartlett LLP
51 West 52nd Street	One Ropemaker Street
New York, New York 10019	London EC2Y 9HU
Attention: Adam O. Emmerich	Attention: Michael Wolfson
(212) 403-1000	+44 207 275 6500

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee*
Not Applicable	Not applicable

* Pursuant to General Instruction D to Schedule TO, no filing fee is required because communications made before the commencement of a tender offer.

☐  Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Form or Registration No.: Filing Party: Date Filed:

☒  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1. ☐ issuer tender offer subject to Rule 13e-4. ☐ going-private transaction subject to Rule 13e-3. ☒ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Item 12. Exhibits
Exhibit	Description

99.1	Press Release, dated March 26, 2007, issued by Acciona, S.A. and ENEL Società per Azioni (previously filed as Exhibit 99.35 to Amendment No. 14 to the Schedule 13D filed by Acciona and Finanzas, with respect to Endesa ordinary shares and ADSs, with the U.S. Securities and Exchange Commission, and incorporated herein by reference).

99.2	Hecho Relevante (Nos. 78443, 78444), filed on March 26, 2007 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores (Notice related to the cooperation agreement with between Acciona and ENEL) (previously filed as Exhibit 99.36 to Amendment No. 14 to the Schedule 13D filed by Acciona and Finanzas, with respect to Endesa ordinary shares and ADSs, with the U.S. Securities and Exchange Commission, and incorporated herein by reference).

99.3	Hecho Relevante (No. 78453), filed on March 26, 2007 by Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores (Notice related to the cooperation agreement with between Acciona and ENEL) (previously filed as Exhibit 99.37 to Amendment No. 14 to the Schedule 13D filed by Acciona and Finanzas, with respect to Endesa ordinary shares and ADSs, with the U.S. Securities and Exchange Commission, and incorporated herein by reference).

99.4	Current Report filed on March 26, 2007 by ENEL Società per Azioni with the Spanish Comisión Nacional del Mercado de Valores relating to the cooperation agreement between Acciona and ENEL (previously filed as Exhibit 99.22 to Amendment No. 4 to the Schedule 13D filed by ENEL Società per Azioni and Enel Energy Europe Società Responsabilità Limitata, with respect to Endesa ordinary shares and ADSs, with the U.S. Securities and Exchange Commission, and incorporated herein by reference).

99.5	Amendment No. 14 to the Schedule 13D (including exhibits), filed on March 26, 2007 by Acciona S.A. and Finanzas Dos S.A., with respect to Endesa ordinary shares and ADSs, with the U.S. Securities and Exchange Commission (previously filed and incorporated herein by reference).

99.6	Amendment No. 3 to the Schedule 14D-9, filed on March 26, 2007 by Acciona and Finanzas, with respect to Endesa ordinary shares and ADSs, with the U.S. Securities and Exchange Commission (previously filed and incorporated herein by reference).

99.7	Amendment No. 4 to the Schedule 13D (including exhibits), filed on March 26, 2007 by ENEL Società per Azioni and Enel Energy Europe Società Responsabilità Limitata, with respect to Endesa ordinary shares and ADSs, with the U.S. Securities and Exchange Commission (previously filed and incorporated herein by reference).